United States securities and exchange commission logo





                           May 10, 2021

       Mark Schindel
       Chief Financial Officer
       Iroquois Valley Farmland REIT, PBC
       708 Church Street, Suite 234
       Evanston, Illinois 60201

                                                        Re: Iroquois Valley
Farmland REIT, PBC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed May 3, 2021
                                                            File No. 024-10919

       Dear Mr. Schindel:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jonathan
Burr at 202-551-5833 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction